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                              June 21, 2022

       Jack Kong
       Chairman
       Nano Labs Ltd
       30th Floor Dikaiyinzuo
       No. 29, East Jiefang Road
       Hangzhou, Zhejiang
       People's Republic of China

                                                        Re: Nano Labs Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed June 10, 2022
                                                            File No. 333-265539

       Dear Mr. Kong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 10, 2022

       General

   1. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to
identify the principal factors contributing to the inflationary pressures the company
has experienced and clarify the resulting impact to the
                                                        company. Please also
revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
   2. Please disclose whether and how your business segments, products, lines of service, projects, or operations
are materially impacted by supply chain disruptions, especially in
 Jack Kong
FirstName
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           Ltd
Comapany
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         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
         be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
         geopolitical tension or have sought, made or announced plans to
de-globalize    your
         supply chain.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

3. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or
         others since Russia   s invasion of Ukraine and whether you have taken
actions to mitigate
         such potential risks.
4. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
5. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
6. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.
         We remind you that the company and its management are responsible for the accuracy
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Nano Labs Ltd
June 21, 2022
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Kong
                                                           Division of
Corporation Finance
Comapany NameNano Labs Ltd
                                                           Office of
Manufacturing
June 21, 2022 Page 3
cc:       Dan Ouyang
FirstName LastName